Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning capital stock of Dropbox, Inc. (“us,” “our,” “we” or the “Company”) and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our certificate of incorporation, bylaws and the applicable portions of the DGCL carefully.

General

Our amended and restated certificate of incorporation authorizes preferred stock and three classes of common stock: Class A common stock, Class B common stock and Class C common stock. The rights of the three classes of common stock are identical, except as described below.

Our authorized capital stock consists of 3,915,000,000 shares, $0.00001 par value per share, of which:

•	2,400,000,000 shares are designated as Class A common stock;

•	475,000,000 shares are designated as Class B common stock;

•	800,000,000 shares are designated as Class C common stock; and

•	240,000,000 shares are designated as preferred stock.

Common Stock

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to ten votes for each share held, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our amended and restated certificate of incorporation, approval of the holders of a majority of the Class B common stock is required to increase the number of authorized shares of our Class B common stock. In addition, Delaware law could require either holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class in the following circumstances:

•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date (as defined in the amended and restated certificate of incorporation), holders of our Class B common stock have the right to vote as a separate class to:

•
amend or modify any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter, any provision of amended and restated certificate of incorporation to modify the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B common stock;

•
reclassify any outstanding shares of Class A common stock or Class C common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or, in the case of Class A common stock, the right to have more than one vote for each share thereof and, in the case of Class C common stock, the right to have any vote for any share thereof, except as required by law;

•	subject to certain exceptions, issue any shares of Class B common stock;

•	authorize, or issue any shares of, any class or series of capital stock of the Company having the right to more than one vote for each share thereof; or

•	consummate a Liquidation Event (as defined in the amended and restated certificate of incorporation).

Our amended and restated certificate of incorporation and amended and restated bylaws provide that from and after the Voting Threshold Date (as defined in the amended and restated certificate of incorporation), we will have a classified Board of Directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Until the Voting Threshold Date, our directors will be elected annually for one-year terms. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Liquidation Rights

If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in our amended and restated certificate of incorporation, including estate planning transfers where sole dispositive power and exclusive voting control with respect to the shares of Class B common stock are retained by the transferring holder and transfers between our co-founders. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted entities and permitted transferees of such natural person (as described in our amended and restated certificate of incorporation), will convert automatically into one share of Class A common stock upon the death of such natural person. In the event of the death or permanent and total disability of a co-founder, shares of Class B common stock held by such co-founder, his permitted entities or permitted transferees will convert to Class A common stock, provided that the conversion will be deferred for nine months, or up to 18 months if approved by a majority of our independent directors, following his death or permanent and total and permanent disability. Transfers between our co-founders are permitted transfers and will not result in conversion of the shares of Class B common stock that are transferred; however, upon the death or total and permanent disability of the transferring co-founder, the transferred shares would convert to Class A common stock following the deferral period of nine months, or up to 18 months if approved by a majority of our independent directors.

Each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date specified by affirmative vote of the holders of two-thirds of the then outstanding shares of Class B common stock, (ii) the date on which the outstanding shares of Class B common stock represent less than five percent of the aggregate number of shares of the then outstanding Class A common stock and Class B common stock, or (iii) nine months after the death or total disability of the last to die or become disabled of our co-founders, or such later date not to exceed a total period of 18 months after such death or disability as may be approved by a majority of our independent directors.

Conversion of Class C Common Stock

Shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, following the conversion of all outstanding shares of Class B common stock into shares of Class A common stock, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred Stock

Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Multi-Class Stock

As discussed above, our amended and restated certificate of incorporation provides for a multi-class common stock structure, which provides holders of Class B common stock, which includes our executive officers, employees, directors, and their affiliates, with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Separate Class B Vote for Certain Transactions

Until the Final Conversion Date, our Class B common stock will have the right to vote as a separate class on amendments to our amended and restated certificate of incorporation that affect the rights of our Class B common stock, certain reclassifications and changes in voting rights of our Class A common stock or Class C common stock, issuances of Class B common stock other than pursuant to existing rights and equity awards, authorization of stock with more than one vote per share and liquidation events.

Board of Director Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors is permitted to be set only by a resolution adopted by a majority vote of our entire Board of Directors. These provisions would prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board of Directors and will promote continuity of management.

Classified Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, from and after the time that the Class B common stock no longer represents a majority of the combined voting power of our Class A common stock and Class B common stock, or the Voting Threshold Date, our Board of Directors will be classified into three classes of directors.

A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board of Directors.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation provide that until the Voting Threshold Date, our stockholders may only take action by written consent if such action is first recommended or approved by the Board of Directors. Following the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our Board of Directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer or, until the Final Conversion Date, holders of 30% of the combined voting power of our Class A common stock and Class B common stock, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Prior to the Final Conversion Date, any amendment of our amended and restated certificate of incorporation will require approval by holders of at least two-thirds of the voting power of our then outstanding capital stock. From and after the Final Conversion Date, certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the outstanding voting power of our common stock. Our amended and restated bylaws provide that approval of stockholders holding two-thirds of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our Board of Directors have the authority, without further action by our stockholders, to issue up to 240,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Delaware Anti-Takeover Statute
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Exclusive Forum

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Our amended and restated bylaws also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or a Federal Forum Provision.

Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “DBX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 144 Fernwood Avenue, Edison, NJ 08837.